EXHIBIT 99.1

                             INTRODUCTORY NOTE

     At the end of August 2000, Invensys plc became the beneficial owner of over 80% of our common shares pursuant to a tender offer. At about the same time, Invensys and the Company entered into an asset purchase agreement pursuant to which a subsidiary of Invensys purchased all of our assets and assumed all of our liabilities. In connection with the asset purchase, Invensys announced its intention to cause the Company to proceed with liquidation. It was originally intended that we would be far enough along in the liquidation process that the filing of annual reports on Form 20-F for the fiscal year ended August 31, 2000 and all subsequent years would not be necessary. However, due in part to the resignation of PricewaterhouseCoopers ("PWC"), the Company's auditors, the Company was not able to file the Form 20-F for the fiscal year ended August 31, 2000 due on February 28, 2001.

     Since that time, the Company has engaged Ernst & Young as its auditors and focused its attention on the liquidation process and prepared the required Dutch GAAP financial statements to permit formal shareholder approval for the liquidation to move ahead. Since the shareholder's meeting approving liquidation, which occurred on November 27, 2001, the Company has begun to review the steps that would need to be taken to produce U.S. GAAP financial statements for the Form 20-Fs. This process has been very time-consuming and has not been completed. As a result, the Company has been unable to predict when U.S. GAAP financial statements would be available for the pre-acquisition period and is currently unable to file the required Form 20-Fs. Notwithstanding its inability to file Form 20-Fs, the Company has endeavoured to keep shareholders informed about its status and the status of the liquidation through numerous filings and submissions to the SEC.



                         FORWARD-LOOKING STATEMENTS

     This Exhibit to the Form 12b-25 contains forward-looking statements that are based on current expectations, estimates and projections, management's beliefs and assumptions made by management. Words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", variations of such words, and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performances and involve risks and uncertainties which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements in this Exhibit to the Form 12b-25.


                     IMPORTANT INVESTOR CONSIDERATIONS

We have no remaining operations.
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     After the sale of all our assets to Invensys and the assumption by
Invensys of all our liabilities, we ceased to be an operating company. Our only assets are a loan to Invensys of euro 762 million reflecting the purchase price for the asset sale. As part of the asset sale, Invensys agreed that it would pursue liquidation of the Company and would contribute sufficient funds so that upon liquidation all remaining shareholders would receive euro 2.85 per share. Because we have no other assets and have no operations, we cannot generate any profits and cannot make any distributions prior to liquidation. Essentially, each common share represents the right to receive euro 2.85 per share upon the Company's liquidation when it occurs.

We do not know when our liquidation will be complete.
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     We originally anticipated that the Company would be liquidated within one year of the close of the asset sale to Invensys. As described herein, a number of steps need to be taken in order for the liquidation to occur. While the shareholders have approved the liquidation and the Company is in liquidation under Dutch law, the final liquidation and distribution to shareholders depends on several factors that are not within the Company's control. For instance, the Company is currently a defendant in several lawsuits, some of which are described in the Company's previous filings with the SEC. The Company cannot make an irrevocable liquidation payment until adequate reserves for the contingent liabilities related to the litigation have been made. Nonetheless, the Company remains committed to its liquidation. Invensys and the Company are currently exploring options to provide as soon as possible a mechanism by which remaining shareholders will be able to receive the liquidation distribution of euro 2.85 per share prior to final liquidation. However, we cannot be sure any such mechanism will be feasible and we cannot provide an estimate of when the liquidation will be complete.

Our shares only trade on Euronext and the U.S. over-the-counter market
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with low daily trading volumes.
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     The Company continues to be listed and its common shares trade on
Euronext, although average daily trading volumes since the completion of Invensys's tender offer for our common shares are less than 0.1% of the outstanding shares not owned by Invensys. However, the Company's shares were de-listed from the NASDAQ National Market on application of the Company effective as of October 6, 2000. The common shares do trade in the U.S. on the "Other OTC" or "Grey Market," but there are no market makers and daily trading volumes have been low since the delisting. As a result, liquidity for our common shares is severely reduced.



United States judgments against Netherlands corporations, directors and
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officers are not directly enforceable in the Netherlands.
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     Judgments of United States courts, including judgments against Baan, our directors or our officers predicated on the civil liability provisions of the federal securities laws of the United States, are not directly enforceable in the Netherlands.

                    BACKGROUND TO THE CURRENT SITUTATION

     The Company was founded in the Netherlands in 1978. Prior to September 1, 2000, the Company was a global provider of enterprise business software applications.

     On May 31, 2000, Invensys offered to purchase all the outstanding issued share capital of the Company for euro 2.85 per share. On July 26, 2000, Invensys announced that as of the then current expiration date of the offer approximately 134 million shares (approximately 50% of the outstanding shares of the Company) had been duly tendered. These tendered shares, when coupled with the 66 million shares then owned by Invensys, represented approximately 75% of the outstanding shares. Accordingly, the original minimum condition (tender of 95% of the outstanding shares) had not been satisfied. Invensys extended the offer for five business days and reduced the minimum condition of the offer from 95% to a majority of the outstanding shares. The tender offer expired on August 29, 2000 and at the expiration, tendered shares combined with the shares already held by Invensys comprised roughly 80% of the outstanding shares of the Company, which has since been increased to 82% due to subsequent purchases.

     In addition to extending the tender offer on July 26, 2000, the Company and Invensys entered into an Asset Purchase Agreement. Pursuant to the Asset Purchase Agreement, the Company agreed to sell to Invensys all of its assets. Invensys agreed that upon such sale, it would assume all of the liabilities of the Company and pay euro 762 million to the Company, subject to adjustment at the time of the Company's liquidation. Pursuant to the adjustment calculation, Invensys agreed to pay an amount at liquidation, if necessary, such that the Company will be able to distribute to its shareholders euro 2.85 per share (equal to the amount offered in the tender offer) on liquidation of the Company. The Company agreed to refund to Invensys any amount in excess of the amount, if any, that otherwise would be distributed to shareholders, such that the Company will be able to distribute to its shareholders euro 2.85 per share on liquidation of the Company. On August 18, 2000, at an extraordinary general meeting of the shareholders of the Company, the Asset Purchase Agreement was approved.

     In connection with the asset purchase, the Company announced that after the asset sale closed, the Company would be liquidated in a process to be governed by Dutch law. To facilitate liquidation and related issues with the Netherlands tax authorities, the Company also elected to change its fiscal year end to August 31. The asset sale closed on September 1, 2000 and as of that date the Company ceased to be an operating company or have any operating assets.

     Since September 1, 2000, several events and circumstances have combined to stall the Company's efforts to liquidate. Under Dutch law, a company's shareholders must approve a proposal to put the company in liquidation at a general meeting. In order to hold the meeting, statutory accounts needed to be available. Unfortunately, the Company's auditors, PWC, resigned. This created difficulties in preparing the statutory accounts required under Dutch law in connection with the liquidation. In addition, PWC's resignation prevented timely filing of the Company's 2000 annual report on Form 20-F. When the decision was made to liquidate, the fiscal year end was changed to August 31. This change had the effect of accelerating the due date for the Company's annual report on Form 20-F for the fiscal year ended August 31, 2000 from June 30, 2001 to February 28, 2001. At the time the fiscal year end was changed, it was anticipated that the Company would be far enough along in the liquidation process that no Form 20-F filing would be required.

     The Company was unable to engage new auditors to audit the Dutch statutory accounts necessary to proceed with the liquidation until July 2001, when Ernst & Young were appointed auditors of the Company. As soon as the audited statutory accounts became available, the Management Board officially proposed to dissolve the Company. The proposal was approved by the Supervisory Board and was passed by an absolute majority of the shareholders at a duly convened general meeting of shareholders on November 27, 2001. In addition, the members of the then-current Management Board and Supervisory Board resigned, the Company's Articles of Association were amended such that no Supervisory Board is required and Invensys Administratie BV, a wholly owned subsidiary of Invensys ("Administratie"), became the sole member of the Management Board. The Management Board, as constituted, is the liquidator of the Company and will remain in existence as far as necessary for the winding up.

     Under Dutch law, following the approval of the shareholders of a proposal to liquidate, the liquidator must file its particulars and a notice of the dissolution with the trade register at the Chamber of Commerce of the Veluwe and Twente. In all documents and announcements made by the Company, the words "in liquidatie" (in the process of liquidation) must be added to its name.

Winding up
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     The Company still exists, but only for the purpose of winding up the
Company's affairs and distributing its assets. Administratie, the sole member of the Management Board, is charged with the winding up of the Company's affairs and distributing its assets. Under Dutch law, the actions of the liquidator must be in the best interest of the objective of winding up the Company instead of the objectives of the Company as set out in its Articles of Association.

     The liquidator's priority must be to payment of the liabilities of the Company. The Company is currently a defendant in several lawsuits, some of which are described in the Company's previous filings with the SEC. In order to liquidate and make a liquidation distribution to shareholders under Dutch law, the Company has to make a financial reservation in order to pay potential creditors such as plaintiffs. The liquidators may not adversely affect the financial position of the creditors, and potential creditors such as plaintiffs, when they liquidate the Company. The creditors and plaintiffs are affected adversely if, after the liquidation, the Company has insufficient assets to pay their claims.

     If the liquidator is of the opinion that it is likely that the liabilities of the Company will exceed its assets, the liquidator shall apply to the court for a declaration of insolvency of the Company, unless the creditors prefer a members' voluntary winding up instead of an insolvency. If the assets exceed the liabilities, the liquidator shall pay all liabilities and the costs of the winding up of the Company using the assets of the Company. After the liabilities and costs of winding up are paid, if there is a surplus, the liquidator shall render an account concerning the amount and compilation of the surplus, and determine the strategy of how it is going to divide any surplus. It will file its account and strategy at the Chamber of Commerce of the Veluwe and Twente and at the office of the Company for a period of at least two months, where it shall be accessible to anyone. The liquidator is required to publish notice regarding the account and strategy, indicating where they are filed.

     Any remaining creditors can file a request of payment at the court within the two-month period after the account and strategy are filed. The liquidator is required to publish notice of any such requests as well as the result of the request. In principle, the liquidator cannot divide the surplus until the court reaches a verdict or the request has been withdrawn. This civil procedure can delay the winding up for a considerable period of time.

     Distribution of assets in advance can accelerate winding up a company. Although the liquidator cannot divide the surplus irrevocably until any and all litigation has ended, it is allowed to divide assets in advance, before the account is filed. The liquidator can do so on its own authority. Invensys and the Company are continuing to explore ways in which such a payment can be made under Dutch law before all litigation is concluded and all actual liabilities are known. After the account is filed the liquidator is still allowed to divide the assets, but only with permission of the court. If it appears that assets have been distributed contrary to the account filed, then the liquidator will be obliged to reclaim those assets.

     The liquidator will divide the surplus in accordance with article 43(3) of the Company's Articles of Association as follows: First, the holders of finance preference shares, if any, are to receive an established amount. The Company has no finance preference shares. Secondly, the balance then remaining shall be distributed among the holders of common shares in proportion to the number of common shares held by each of them. As discussed above, the adjustment to the purchase price paid by Invensys pursuant to the Asset Purchase Agreement must enable the Company to pay each remaining shareholder euro 2.85 per share. Under no circumstances will the Company's shareholders receive more than euro 2.85 per share.

     The winding up ends when the liquidator has paid the liabilities and the costs of the winding up, and if there is a surplus, has distributed all of the assets of the Company. The Company ceases to exist when the winding up ends. The duration of winding up the Company largely depends on whether one or more creditors will file a request at the court.